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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 3)*

                             Genomic Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37243R208
                 ---------------------------------------------
                                 (CUSIP Number)

                                October 25, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)

|_|  Rule 13d-1(c)

|X|  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)

                                  SCHEDULE 13G

ISSUER:  Genomic Solutions, Inc.                            CUSIP NO.: 37243R208

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC)
          13-337-6808
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
                           5.   Sole Voting Power          0
                         -------------------------------------------------------
  Number of Shares         6.   Shared Voting Power
  Beneficially Owned     -------------------------------------------------------
  by Each Reporting        7.   Sole Dispositive Power      0
  Person With:           -------------------------------------------------------
                           8.   Shared Dispositive Power
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person 0
--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)   0%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
     CO

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


SEC 1745 (3-98)

                                  SCHEDULE 13G

ISSUER:  Genomic Solutions, Inc.                            CUSIP NO.: 37243R208

PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect the sale by the Reporting Person of all of the Issuer's securities held by the Reporting Person in connection with a merger of the Issuer with and into HAG Acq. Corp., a wholly owned subsidiary of Harvard Bioscience, Inc. As a result thereof, the Reporting Person no longer owns any of the Issuer's shares and owns less than 2% of the outstanding shares of Harvard Bioscience, Inc.

ITEM 1.

     (a)  NAME OF ISSUER:

          Genomic Solutions, Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          4355 Varsity Drive
          Suite E
          Ann Arbor, MI  48108

ITEM 2.

     (a)  NAME OF PERSON FILING:

          J.P. Morgan Partners (SBIC), LLC

          Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          1221 Avenue of the Americas
          New York, New York 10020

     (c)  CITIZENSHIP:

          Delaware

     (d)  TITLE OF CLASS OF SECURITIES (OF ISSUER):

          Common Stock

     (e)  CUSIP NUMBER:
          37243R109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable.

ITEM 4. OWNERSHIP

     (a)  AMOUNT BENEFICIALLY OWNED:

          0

SEC 1745 (3-98)

                                  SCHEDULE 13G

ISSUER:  Genomic Solutions, Inc.                            CUSIP NO.: 37243R208

     (b)  PERCENT OF CLASS:

          0% (as of October 25, 2002)

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)   0
          (ii)  Not applicable.
          (iii) 0
          (iv)  Not applicable.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10. CERTIFICATION

                  Not applicable

SEC 1745 (3-98)

                                  SCHEDULE 13G

ISSUER:  Genomic Solutions, Inc.                            CUSIP NO.: 37243R208

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2003

                              J.P. MORGAN PARTNERS (SBIC), LLC


                              By:  /s/ JEFFREY C. WALKER
                              -----------------------------------------
                                  Name:    Jeffrey C. Walker
                                  Title:   President

SEC 1745 (3-98)